                                                                    EXHIBIT 12.1


                     COMPUTATION OF INTEREST COVERAGE RATIO

                                 (In Thousands)

                                  1999               2000               2001
                                ---------          ---------          ---------
EBITDA                          $ 151,958          $ 180,914          $ 158,959

INTEREST, NET:

Interest expense                   38,018             42,179             44,292
Interest income                      (390)              (741)            (1,097)

INTEREST, NET                   $  37,628          $  41,438          $  43,195
                                =========          =========          =========

Interest Coverage Ratio               4.0                4.4                3.7